FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of May, 2003

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                             4 Royal Mint Court ,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 03-1 PLC


                                     By:                /s/  Clive Rakestrow
                                         ---------------------------------------
                                     Name:  L.D.C. Securitisation Director No. 1
                                     Limited by its authorized person Clive
                                     Rakestrow for and on its behalf
                                     Title:  Director
Date: 24 June 2003

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:             /s/  Nigel  Charles Bradley
                                         ---------------------------------------
                                     Name:  Nigel Charles Bradley
                                     Title:  Director
Date: 24 June 2003

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:                    /s/  Richard Gough
                                         ---------------------------------------
                                     Name:  Richard Gough
                                     Title:  Director
Date: 24 June 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 May 2003 - 31 May 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                            182,949

Current Balance                                     (pound)12,709,533,564

Last Months Closing Trust Assets                    (pound)13,407,612,871

Funding share                                       (pound)11,784,472,312

Funding Share Percentage                                     92.72%

Seller Share                                        (pound)925,061,252

Seller Share Percentage                                      7.28%

Minimum Seller Share (Amount)                       (pound)307,743,590

Minimum Seller Share (% of Total)                            2.42%
--------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

---------------------------------------------------------------------------------------------------------
                      Number           Principal (pound)   Arrears (pound)           By Principal (%)

< 1 Month             180,731           12,601,497,246               0                     99.15%

> = 1 < 3 Months        1,886               88,895,458       1,055,952                      0.70%

> = 3 < 6 Months          279               16,141,968         396,206                      0.13%

> = 6 < 9 Months           42                2,457,494         111,273                      0.02%

> = 9 < 12 Months           7                  283,429          15,737                      0.00%

> = 12 Months               4                  257,969         131,726                      0.00%

Total                 182,949           12,709,533,564       1,710,894                    100.00%
---------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                       Number         Principal (pound)   Arrears (pound)

Total (since inception)  31              1,547,332           70,228
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                      11

Number Brought Forward                                        7

Repossessed (Current Month)                                   4

Sold (since inception)                                        20

Sold (current month)                                          3

Sale Price / Last Loan Valuation                             1.06

Average Time from Possession to Sale (days)                  118

Average Arrears at Sale                                (pound)2,183

Average Principal Loss (Since inception)*               (pound)652

Average Principal Loss (current month)**                 (pound)0

MIG Claims Submitted                                          3

MIG Claims Outstanding                                        1

Average Time from Claim to Payment                            69
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------
                                            Number       Principal (pound)

Substituted this period                        0            (pound)0

Substituted to date (since 26 March 2001)   238,932    (pound)16,995,302,553
--------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------
                                         Monthly           Annualised

Current Month CPR Rate                    5.49%              49.23%

Previous Month CPR Rate                   4.83%              44.77%
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                 23.58

Weighted Average Remaining Term (by value) Years             20.08

Average Loan Size                                     (pound)69,470

Weighted Average LTV (by value)                              75.68%
--------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                      42.52%

Together (by balance)                                        31.10%

Capped (by balance)                                          3.26%

Variable (by balance)                                        22.84%

Tracker (by balance)                                         0.28%

Total                                                        100.0%
--------------------------------------------------------------------------------

Geographic Analysis

---------------------------------------------------------------------------------------------------------
                       Number          % of Total        Value (pound)               % of Total

East Anglia             4,371             2.39%           303,757,852                   2.39%

East Midlands          15,555             8.50%           948,131,204                   7.46%

Greater London         21,315            11.65%         2,351,263,709                  18.50%

North                  26,496            14.48%         1,273,495,263                  10.02%

North West             27,466            15.01%         1,544,208,328                  12.15%

South East             28,671            15.67%         2,655,021,562                  20.89%

South West             13,390             7.32%         1,001,511,245                   7.88%

Wales                  9,086              4.97%           502,026,576                   3.95%

West Midlands          13,922             7.61%           892,209,256                   7.02%

Yorkshire              22,677            12.40%         1,237,908,569                   9.74%

Total                 182,949              100%        12,709,533,564                    100%
---------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

---------------------------------------------------------------------------------------------------------
                                         Number          Value (pound)               % of Total

0% < 25%                                  5,015           196,997,770                  1.55%

> = 25% < 50%                            19,671         1,314,165,771                 10.34%

> = 50% < 60%                            12,947         1,035,826,985                  8.15%

> = 60% < 65%                             7,428           624,038,098                  4.91%

> = 65% < 70%                             8,835           743,507,713                  5.85%

> = 70% < 75%                            15,706         1,197,238,062                  9.42%

> = 75% < 80%                            11,705           960,840,737                  7.56%

> = 80% < 85%                            12,698           946,860,251                  7.45%

> = 85% < 90%                            33,988         2,278,819,368                 17.93%

> = 90% < 95%                            41,361         2,665,189,188                 20.97%

> = 95% < 100%                           13,501           740,965,807                  5.83%

> = 100%                                     94             5,083,813                  0.04%

Total                                   182,949        12,709,533,564                 100.0%
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                           5.69%

Effective Date of Change                                  1 March 2003
--------------------------------------------------------------------------------

Notes     Granite Mortgages 03-1 plc

--------------------------------------------------------------------------------------------------------------------
                                     Outstanding              Rating            Reference Rate          Margin
                                                          Moodys/S&P/Fitch

Series 1

A1                                    $693,750,000          P-1/A-1+/F1+             1.32%              -0.01%

A2                                  $1,225,000,000           Aaa/AAA/AAA             1.52%               0.19%

A3**                                  $300,000,000           Aaa/AAA/AAA             N/A                 0.40%

B                                      $42,000,000             Aa3/AA/AA             1.76%               0.43%

C                                      $56,000,000          Baa2/BBB/BBB             2.78%               1.45%

Series 2

A                                (euro)900,000,000           Aaa/AAA/AAA             2.80%               0.24%

B                                 (euro)62,000,000             Aa3/AA/AA             2.99%               0.43%

C                                 (euro)94,500,000          Baa2/BBB/BBB             4.01%               1.45%

Series 3

A                               (pound)665,000,000           Aaa/AAA/AAA             3.89%               0.24%

B                                (pound)31,000,000             Aa3/AA/AA             4.08%               0.43%

C                                (pound)41,000,000          Baa2/BBB/BBB             5.10%               1.45%
--------------------------------------------------------------------------------------------------------------------

** Reference rate is determined based on the average daily US Federal Funds rate and is calculated in arrears.
Credit Enhancement

-------------------------------------------------------------------------------------------------------------------
                                                                                                % of Funding Share

Class B Notes ((pound)Equivalent)                                         (pound)97,837,647             0.83%

Class C Notes ((pound)Equivalent)                                        (pound)137,914,263             1.17%

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                           (pound)45,000,000             0.38%

Balance Brought Forward                                                   (pound)21,000,000             0.18%

Drawings this Period                                                               (pound)0             0.00%

Reserve Fund Top-up this Period*                                           (pound)3,207,259             0.03%

Excess Spread                                                                      (pound)0             0.00%

Current Balance                                                           (pound)24,207,259             0.21%
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                   (pound)23,315,837             0.20%

Funding Reserve %                                                                      0.6%               NA
--------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.